SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                           FORM 12b-25


                              Commission File Number: 33-83418-LA
                              CUSIP Number: 23246P100


                   NOTIFICATION OF LATE FILING


(Check One):
 [   ] Form 10-K [   ] Form 20-F  [   ] Form 11-K
 [ x ] Form 10-Q [   ] Form N-SAR

For Period Ended: June 30, 2001

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                 PART I.  REGISTRANT INFORMATION


Full name of registrant: CYBERIA HOLDINGS, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

1531 14th Street

City, State and Zip Code:

Santa Monica, California 90404

               Part II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                    SEE RIDER ANNEXED HERETO.

                   PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                   Name: David M. Kaye
                   Area Code and Telephone number: 973-443-0600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the
answer is no, identify report(s).                       [ x ] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                [ x ] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CYBERIA HOLDINGS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 10, 2001          By: /s/ Stefan Smith
                               Name: Stefan Smith
                               Title: Controller



                            ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                      CYBERIA HOLDINGS, INC.



RIDER TO FORM 12b-25

PART III - NARRATIVE

As a result of unexpected delays in gathering the data necessary to finalize the Registrant's Form 10-QSB, largely due to other necessary business commitments of certain of the Registrant's officers responsible for preparing the subject report, the Report on Form 10-QSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(3) The Registrant estimates a net loss of approximately $171,000 for the six months ended June 30, 2001 as compared to a net loss of approximately $24,000 for the six months ended June 30, 2000. This change resulted primarily from a sharp increase in deferred revenue for the six months ended June 30, 2001.